

australian cancer technology

Contact:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Mob: +61 407 118 366
Email: paulhopper@austcancer.com.au

Rob Whetstone/Roger Pondel
Investor Relations
PondelWilkinson Inc.
Phone: (310) 279-5980 (U.S.)

AUSTCANCER APPOINTS NEW VICE PRESIDENT, SALES AND MARKETING TO BOOST NUTRITIONAL PRODUCTS BUSINESS

Sydney, Australia – November 23, 2004 – Australian Cancer Technology ("AustCancer" – ASX:ACU), today announced the appointment of Daniel C. Walding to the newly created position of Vice President, Sales and Marketing for its U.S.-based **revisys™** medical nutritional supplements business.

"Dan brings to AustCancer more than 20 years of sales and marketing experience and joins us at a time when the seven-product line of **revisys™** medical nutritionals is beginning to gain solid traction in the marketplace," said Paul Hopper, AustCancer's Managing Director. "With Dan on board we will further refine our marketing efforts and establish additional product distribution capabilities in the U.S. and abroad. Our feedback from the market is that there is a strong demand for scientifically credible nutritional products such as **revisys™** and with Dan we now have the expertise to fully exploit that opportunity. We are delighted that he has joined our team and look forward to his many contributions." Hopper noted that since launching the product line in May 2004, the company has established relationships with three U.S.-based distributors and one based in Singapore for the **revisys™** products.

Mr. Walding has deep sales and marketing management expertise garnered in the highly competitive electronic media industry. During his career he has built highly successful sales organizations and developed marketing promotions resulting in an associated revenue growth and increased market presence. He is a graduate of Rochester Institute of Technology and holds a bachelor of arts degree in managerial economics. Mr. Walding will be headquartered in Rochester, New York, U.S.A.

revisys™ is an integrated nutrient system that provides support for four levels of health and nutritional needs, from general well being to condition-specific supplementation. It is particularly designed for patients facing unique nutritional requirements due to extenuating health issues. Developed by leading medical scientists, **revisys™** aims to become the leading choice of medical professionals for scientifically credible, high quality nutritional supplements.

About Australian Cancer Technology (www.austcancer.com.au)

Australian Cancer Technology (ASX:ACU) is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Its leading edge **Pentrys™** anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys™**, has released a range of medical nutritionals designed by leading US scientists for people with special needs, including those undergoing cancer treatments. The company acquired the US based Galenica Pharmaceuticals (renamed **Adjuvantys™**), whose immune enhancing adjuvants are being used in

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three Phase I and II cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. AustCancer recently acquired the North American licence for the promising pancreatic cancer drug, RP101, for which it is developing an accelerated clinical trial program including application to the US FDA for Orphan Drug status. The company is also collaborating with the US company, Bioaccelerate Inc on the development of a prostate cancer drug which is expected to go into clinical trials in 2005. AustCancer has established a Level 1 ADR stock program in the US, trading under the code of AUCJY, and has undertaken a secondary listing on the Xetra exchange, the electronic trading system of the Frankfurt Stock Exchange, trading under the code CBS.

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australian
cancer
technology

Contacts: Paul Hopper
Chief Executive Officer
Australian Cancer Technology
Tel: +01 858 458 6807 (U.S.)
E-mail: paulhopper@austcancer.com.au

Roger Aston, Ph.D.
Australian Cancer Technology
Cell: +61-2-402 762 204 (Sydney)

Rob Whetstone/Rosemary Moothart
Investor Relations
PondelWilkinson Inc.
Tel: +01 310 279 5980 (U.S.)

AUSTCANCER VACCINE ADJUVANT DEMONSTRATES ENHANCED IMMUNE RESPONSE IN PROSTATE CANCER PATIENTS

– Results from a Phase I Study Conducted at Memorial Sloan-Kettering Cancer Center Utilizing GPI-0100 Published in *Vaccine* –

Sydney, Australia; San Diego, CA, USA – February 24, 2005 – Australian Cancer Technology (AustCancer) (ASX:ACU) today announced that Phase I clinical studies utilizing the company's lead vaccine immunostimulant GPI-0100 demonstrated enhanced immune response in patients with relapsed prostate cancer. The results of the study data were reported in an electronic publication of the journal *Vaccine* (doi:10.1016/j.vaccine.2005.01.072). This is the first report of the use of GPI-0100 in humans.

The Phase I study, led by Susan Slovin, M.D., assistant professor of medicine at Memorial Sloan-Kettering Cancer Center, included patients with progressive prostate disease after primary surgery or radiotherapy. Patients had no evidence of disease except for rising PSA levels. The dose-escalation study sought to determine the optimal (in terms of antibody response) and safe dose range of the adjuvant GPI-0100 when used with a bivalent conjugate vaccine (glycosylated MUC-2-KLH and Globo H-KLH). Cohorts of five patients received vaccine formulations containing the same amount of conjugate but with escalating doses (100, 300, 1,000 or 3,000ug) of GPI-0100 to assess safety.

Subsequent studies in 14 patients at doses of 1,000, 3,000 and 5,000ug were carried out using a more purified GPI-0100. Another cohort of 9 patients was enrolled in a second trial with the same vaccine using the competitive saponin adjuvant QS-21 at 100ug, a dose established in earlier trials.

"Currently, there is no standard of care for patients who have rising PSA levels after primary therapy failed," said Paul Hopper, AustCancer's chief executive officer. "While the development of cancer vaccines is promising, we believe it may be significantly strengthened by the use of GPI-0100 to induce a stronger immune response in cancer patients. We are very encouraged by the results found in this study and intend to evaluate GPI-0100 further in several vaccine development projects including cancer and infectious agent vaccines."

In the prostate cancer patients treated, all of the vaccines containing GPI-0100 were found to be safe. Serologic responses, flow cytometric analysis and the impact on PSA levels were evaluated in all patients. Patients receiving the two GPI-0100 batches showed comparable grade I local reaction but slightly less grade II local reactivity using the more purified GPI-0100. Overall, patients receiving GPI-0100 had significantly less pain or inflammation at the injection sites and fewer systemic symptoms compared to patients receiving QS-21 who had similar antibody titers. The present study shows that GPI-0100 appears to be safe and to stimulate a strong immune response in man, warranting its use in

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further vaccine studies. The impact of immunotherapies on biomarkers such as PSA and their effects on disease progression has yet to be conclusively validated.

Vaccine adjuvants are integral for use in vaccine development as they help determine the nature of the body's immune response and aid in directing the body to stimulate either the production of antibodies or cell-mediated immunity. Most adjuvants primarily elicit only a humoral response and are not capable of stimulating the production of cytotoxic T lymphocytes (T-cells), potentially limiting their use in protection against certain diseases such as cancer and different viral infections. Certain saponins, naturally occurring glycosides found in many plants, have been shown to stimulate both a humoral and cell-mediated immunity, but their toxicity and instability limits their use in vaccines.

GPI-0100 is AustCancer's lead compound for use in the active immunotherapy of cancer and some chronic infectious diseases. A semi-synthetic compound derived from saponins, GPI-0100 acts by up-regulating the body's immune system and stimulating both humoral and an effective T-cell immunity with CTL production. Different from certain immune stimulatory saponins, GPI-0100 has superior stability and safety profile, making it an ideal candidate for the development of novel therapeutics or preventive vaccines.

Further clinical trials at Memorial Sloan-Kettering are being planned for melanoma, neuroblastoma, breast cancer, ovarian cancer and chronic myeloid leukemia patients using the GPI-0100 adjuvant. GPI-0100 currently is being evaluated in a Phase I study in combination with HER-2 vaccine for breast cancer at the University of Alabama at Birmingham Comprehensive Cancer Center. In addition, a Phase I folate kidney cancer vaccine using GPI-0100 is being studied by Endocyte at Baylor University, Texas.

About Australian Cancer Technology (www.austcancer.com.au)

Australian Cancer Technology (AustCancer) is an international biotechnology company developing a broad oncology-related product portfolio. Austcancer has acquired the North American marketing rights for RP101, a promising pancreatic cancer drug currently in Phase II clinical studies through a subsidiary company, Resistys Inc, a joint venture with Bioaccelerate of New York. AustCancer's Pentrys™ anti-cancer vaccine is being evaluated in prostate cancer patients in Phase IIb clinical studies and the company is advancing immune enhancing adjuvants in three Phase I cancer trials. The company also markets revisys™, a branded line of medical nutritionals designed for people with special needs, including those undergoing cancer treatments. AustCancer is traded on the Australian Stock Exchange (ASX) under the symbol ACU. The company has established a Level 1 ADR stock program in the U.S. trading under the symbol AUCJY and also is listed on the Xetra exchange, the electronic trading system of the Frankfurt Stock Exchange, trading under the symbol CBS.

Forward-Looking Statements

Statements contained in this press release that are not historical information are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause Australian Cancer Technology's ("company") actual results to differ materially from those projected or implied. Such potential risks and uncertainties relate, but are not limited, to the results of clinical trials, product demand and market acceptance, the impact of competitive products and pricing, effectiveness and pace of current and future product development, and regulatory approval. More detailed information on these and additional factors that could affect the company's operating and financial results are described in the company's annual reports filed or to be filed with the Australian Stock Exchange. The company urges all interested parties to read these reports to gain a better understanding of the many business and other risks that the company faces. The historical results achieved by the company are not necessarily indicative of its future prospects. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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australian
cancer
technology

Contact:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Mob: +61 407 118 366
Email: paulhopper@austcancer.com.au

Rob Whetstone/Rosemary Moothart
Investor Relations
PondelWilkinson Inc.
Phone: (310) 279-5980 (U.S.)

AUSTCANCER COMMENCES PHASE II CLINICAL STUDY OF RP101 FOR METASTATIC PANCREATIC CANCER

Sydney, Australia – December 14, 2004 – Australian Cancer Technology ("AustCancer" – ASX:ACU), today said it has initiated a Phase II clinical study of RP101 for the treatment of metastatic pancreatic cancer.

The eight-month study, which will include 22 patients with metastatic pancreatic cancer, will be conducted at three leading centers in Germany: Chemnitz Clinics in collaboration with the Technical University Dresden; Munich University of Technology's Kilinikum rechts der Isar; and, University of Munich Hospital's Klinikum Großhadern. RP101 tablets are administered in conjunction with conventional chemotherapy agents and will be evaluated in this study with Gemcitabine. The first patient has been enrolled and dosed. The trial is being managed by the leading Swiss CRO, Hesperion.

Our previous two Phase I pilot studies in pancreatic carcinoma combining RP101 with chemotherapy have been promising, demonstrating good safety and strong patient responses that encourage us to move forward in the development of RP101 for pancreatic cancer patients," said Paul Hopper, Managing Director of AustCancer. "RP101 is intended as a co-treatment with cytostatic drugs to overcome the induction of chemoresistance, thereby expanding the therapeutic window and possibly extending survival while also improving the quality of life for pancreatic cancer patients. Following the successful completion of this study, we intend to commence a pivotal Phase IIb/III trial in the U.S." Hopper noted that the company would seek Orphan Drug Status for the compound.

RP101 is a well known anti-viral drug currently marketed in some European countries including Germany for herpes zoster. Especially in pancreas carcinoma cells, the oncogene STAT3 is over-expressed, leading to the suppression of apoptotic responses. In addition, treatment with chemotherapy leads to over-expression of the DNA-repair gene APEX and, in turn, chemoresistance. One of the main effects of RP101 is the down-regulation of STAT3 and APEX thereby enabling the chemotherapy to have its desired effect.

In two previous pilot studies totalling 39 patients, treatment with RP101 demonstrated a reduction of side effects, rather than an increase in side effects, and strong improvement of responses over and above chemotherapy alone. In preclinical studies, co-treatment of chemotherapy with RP101 prevented the decrease of apoptotic effects during the course of chemotherapy and reduced non-specific toxicity. In several different tumor models, the anti-tumor efficacy of chemotherapy was optimized, and toxic side effects were reduced.

AustCancer expects to release survival data from the previous pilot studies in January/February 2005.

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AustCancer acquired the North American license to RP101 from RESprotect GmbH in August 2004 and is jointly developing RP101 with Bioaccelerate, a U.S. biotechnology firm.

About Pancreatic Cancer

The American Cancer Society predicts that, in 2004, about 31,860 people in the U.S. will be diagnosed with pancreatic cancer and about 31,270 will die of the disease. Pancreatic cancer is the fourth leading cause of cancer death in men and women. About 1 out of 4 patients with pancreatic cancer will live at least one year after the cancer is detected, and only about 1 in 25 will survive for five years or more. For metastasized pancreatic cancer, patients are not expected to survive more than two years.

Additional Ongoing Clinical Studies – Pentrys™ for Prostate Cancer

AustCancer also is conducting an open label, Phase IIb clinical trial of Pentrys™, an anti-idiotypic cancer vaccine for prostate cancer. The first of 40 prostate cancer patients in the study was vaccinated in April 2004 and the study is being conducted at three centers in Australia, including Austin Hospital, Peter MacCallum Cancer institute and Royal Melbourne Hospital. AustCancer expects to report interim data from this study the end of January/February 2005.

About Australian Cancer Technology (www.austcancer.com.au)

Australian Cancer Technology (AustCancer) is an international biotechnology company developing a broad oncology-related product portfolio. The company's **Pentrys**™ anti-cancer vaccine is being evaluated in prostate cancer patients in Phase IIb clinical studies and **RP101**, a promising pancreatic cancer drug for which the company has acquired the North American marketing rights, currently is in Phase II clinical studies. AustCancer recently acquired Galenica Pharmaceuticals (renamed **Adjuvantys**™), and is advancing immune enhancing adjuvants in three Phase I and II cancer trials. The company also markets a line of medical nutritionals under the brand name **revisys**™ that are designed for people with special needs, including those undergoing cancer treatments. AustCancer is traded on the Australian Stock Exchange (ASX) under the symbol ACU. The company has established a Level 1 ADR stock program in the U.S. trading under the symbol AUCJY, and has undertaken a secondary listing on the Xetra exchange, the electronic trading system of the Frankfurt Stock Exchange, trading under the symbol CBS.

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australian
cancer
technology

Contact:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Mob: +61 407 118 366
Email: paulhopper@austcancer.com.au

Rob Whetstone/Roger Pondel
Investor Relations
PondelWilkinson Inc.
Phone: (310) 279-5980 (U.S.)

AUSTCANCER NAMES PONDELWILKINSON AS STRATEGIC INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS COUNSEL

Sydney, Australia – November 16, 2004 – Australian Cancer Technology ("AustCancer" – ASX:ACU), today said that it has appointed PondelWilkinson Inc. as its agency of record for investor relations and corporate communications counsel.

"The addition of a U.S.-based specialty communications firm like PondelWilkinson dovetails with our imminent plans to move the company's headquarters in early 2005 from Sydney to San Diego, California, one of the nation's biotech epicenters," said Paul Hopper, the company's Managing Director. "The firm has more than three decades of strategic corporate and investor relations experience, with particular expertise in the healthcare and biotechnology sectors, and we look forward to working with their senior team to enhance and build our profile in the United States."

PondelWilkinson Inc., a national investor relations and financial communications advisory firm, provides strategic investor relations counsel, including direct liaison with Wall Street; financial and business news media relations; and M&A, crisis communications and litigation support. Founded in 1968 and under the current management since 1981, the firm also provides business development communications services for financial and professional services firms. PondelWilkinson is headquartered in Los Angeles, with offices and affiliates in New York, Boston and Portland, Oregon.

About Australian Cancer Technology (www.austcancer.com.au)

Australian Cancer Technology (ASX:ACU) is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Its leading edge **Pentrys**™ anti-cancer vaccine successfully completed Phase I and Phase I/IIa trials at St. Vincent's Hospital Sydney and is undergoing a comprehensive Phase IIb trial with prostate cancer patients at three leading Melbourne institutions. Its US subsidiary, **revisys**™, has released a range of medical nutritionals designed by leading US scientists for people with special needs, including those undergoing cancer treatments. The company acquired the US based Galenica Pharmaceuticals (renamed **Adjuvantys**™), whose immune enhancing adjuvants are being used in three Phase I and II cancer trials and will be used in a number of other forthcoming clinical trials in association with Memorial Sloan Kettering Cancer Centre in New York. AustCancer recently acquired the North American licence for the promising pancreatic cancer drug, RP101, for which it is developing an accelerated clinical trial program including application to the US FDA for Orphan Drug status. The company is also collaborating with the US company, Bioaccelerate Inc on the development of a prostate cancer drug which is expected to go into clinical trials in 2005. AustCancer has established a Level 1 ADR stock program in the US, trading under the code of AUCJY, and has undertaken a secondary listing on the Xetra exchange, the electronic trading system of the Frankfurt Stock Exchange, trading under the code CBS.

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